RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Fina
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America



11 June 2007

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of today's press release announcing the retirement of Mr Piet Beyers, currently the Marketing Services Director of Richemont. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

11 JUNE 2007

RETIREMENT OF EXECUTIVE DIRECTOR

Richemont, the Swiss luxury goods group, announces the retirement of Mr Piet Beyers effective 30 June 2007. Mr Beyers, Marketing Services Director, will step down from his position as a member of the Board of Directors of Richemont SA, the Group's management board.

Mr Beyers joined the Board of Richemont SA in 2000, with broad responsibility for marketing intelligence and related advisory services to the Group's Maisons. He will not be replaced on the board of Richemont SA. His role as head of the Marketing Services Department will be taken over by Ms Anne Dellière, who has worked with him in the department since 2003.

Mr Johann Rupert, Richemont Executive Chairman, said:
"I have worked with Piet over the last 10 years both at Rothmans and at Richemont. He has been an innovative thinker, a trusted advisor and a good friend. We will all miss his insight into both the luxury industry in general and, in particular, his critical analysis of the approach taken to marketing luxury products by companies both inside and outside the Group. We wish Piet all the best for a very long and enjoyable retirement."

Further Information:

Press enquiries:	Mr Alan Grieve Director of Corporate Affairs Tel. +41 22 721 3507
Analysts' inquiries :	Ms Sophie Cagnard-Fabrici Head of Investor Relations Tel. +33 1 5818 2597

Richemont owns a portfolio of leading international brands or 'Maisons', which are managed independently of one another, recognising their individuality and uniqueness. The businesses operate in five areas: Jewellery Maisons, being Cartier and Van Cleef & Arpels; Specialist watchmakers, which is made up of Jaeger-LeCoultre, Piaget, IWC, Baume & Mercier, Vacheron Constantin, Officine Panerai and A. Lange & Söhne; Writing instrument manufacturers - Montblanc and Montegrappa; Leather and accessories Maisons, being Alfred Dunhill and Lancel; and Other businesses, which includes, specifically, Chloé as well as other, smaller Maisons and watch component manufacturing activities for third parties.

In addition to its luxury goods business, Richemont holds a 19 per cent interest in British American Tobacco.

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE CH-1293 BELLEVUE - GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 3500 TELEFAX +41 (0)22 721 3550
WWW.RICHEMONT.COM

END